Execution Version

MR. YUCHUAN LIU

MSPEA GAS HOLDINGS LIMITED

December 8, 2013

Special Committee of Independent Directors

The Board of Directors

Sino Gas International Holdings, Inc.

c/o Beijing Zhong Ran Weiye Gas Co., Ltd

No. 18 Zhong Guan Cun Dong Street

Haidian District

Beijing, P.R. China

Dear Sirs:

Reference is made to that Proposal Letter, dated and delivered to you by Mr. Yuchuan Liu on April 28, 2012 (the “Original Proposal”), in which Mr. Liu submitted to you a non-binding proposal to acquire all of the outstanding shares (the “Shares”) of Sino Gas International Holdings, Inc. (the “Company”) not owned by Mr. Liu in a going private transaction (the “Acquisition”). Mr. Liu and the undersigned MSPEA Gas Holdings Limited (“MSPEA”), a special purpose vehicle ultimately controlled by the private equity arm of Morgan Stanley, are pleased to submit this non-binding letter (the “Renewed Proposal”) to reaffirm and supplement the Original Proposal, whereby Mr. Liu and MSPEA will together effect the Acquisition.

Under the Original Proposal, the US$0.48 offer price represented a premium of 50% to the Company’s closing price on April 26, 2012 (last closing price prior to the date of the Original Proposal), a premium of 54% to the volume-weighted average price during the last 30 trading days, a premium of 47% to the volume-weighted average price during the last 90 trading days, and a premium of 43% to the volume-weighted average price during the last 180 trading days. We thank the special committee of the board of directors (the “Special Committee”) of the Company and its advisor for considering and evaluating the Original Proposal. Under this Renewed Proposal, we are prepared to offer a price of US$0.50 in cash per Share. We believe that our offer will provide a very attractive opportunity to the Company’s shareholders.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate the Acquisition as outlined in this letter.

1. Buyer. Mr. Liu and MSPEA have entered into a letter agreement dated the date hereof (the “Consortium Agreement”), pursuant to which Mr. Liu and MSPEA will establish a buyer consortium (the “Consortium”) in connection with the Acquisition, form an acquisition vehicle for the purpose of pursuing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

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2. Purchase Price. The consideration payable for the Shares acquired in the Acquisition will be US$0.50 per Share in cash, as compared to US$0.48 per Share in the Original Proposal.

3. Financing. We intend to finance the Acquisition with equity capital provided by Mr. Liu and MSPEA in the form of cash. Additionally, Mr. Liu and certain of his affiliates and other members of management of the Company will roll over their equity in the Company to the acquisition vehicle.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. Mr. Liu will, as required by law, promptly file a Schedule 13D amendment to disclose this letter and the Consortium Agreement, which filing shall amend Mr. Liu’s existing Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, including the 13D requirements, until we have executed the Definitive Agreements or terminated our discussions.

7. About MSPEA. MSPEA is a vehicle controlled by Morgan Stanley Private Equity Asia IV, L.P., a fund managed by Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley. Morgan Stanley Private Equity Asia is one of the leading private equity investors in Asia Pacific, having invested in the region for over 20 years. The team has invested approximately US$2.5 billion in Asia, primarily in highly structured minority investments and control buyouts in profitable, growth-oriented companies at attractive valuations with a significant majority of the investments sourced on a proprietary basis. Morgan Stanley Private Equity Asia has an experienced investment team led by senior professionals with extensive networks, in-depth market knowledge and the ability to apply international investment principals within each local context. Morgan Stanley Private Equity Asia has offices located in Hong Kong, Shanghai, Mumbai, Seoul, Tokyo and New York.

8. Process. We believe that the Acquisition will provide superior value to the Company’s stockholders. We recognize of course that the Special Committee will evaluate the proposed Acquisition independently before it can make its determination whether to recommend it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that Mr. Liu and certain of his affiliates and other members of management who may choose to roll over their Shares do not already own, and that Mr. Liu does not intend to sell his stake in the Company to a third party.

9. Advisors. Skadden, Arps, Slate, Meagher & Flom LLP has been retained as legal advisor to the Consortium in connection with this proposal and the Acquisition.

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10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned Mr. Liu at +86 10 8260 0526 or Kingsley Chan of MSPEA at +852 2239 1647. We look forward to speaking with you.

Sincerely,

/s/ Yuchuan Liu
Yuchuan Liu

MSPEA Gas Holdings Limited

By:	/s/ Kingsley Chan
Name: Kingsley Chan
Title: Director

[Signature Page to Proposal Letter]